UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

————————

FORM 8-K

————————

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 25, 2013

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Certain Monthly Summary Financial Information

On March 25, 2013, Ashland Inc. ("Ashland") will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications. Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

Additional Information Regarding Ashland and Certain Commercial Units

Ashland Water Technologies ("AWT")

AWT is redesigning its business to improve the focus on its two key segments, Paper Chemicals and Water Treatment, by forming separate global sales organizations for each segment. The new organizations will help drive improved service to AWT's Paper Chemical and Water Treatment customers. Leaders have been designated for these global businesses and for the respective leadership positions in each region. The redesign project will also modify some of the key business processes in each division leading to improved efficiency, reduced complexity and increased agility, all of which are focused on improving AWT's responsiveness to changes in the marketplace.

As part of this redesign, Ashland expects to eliminate approximately $20 million of annualized SG&A costs globally and to achieve full run-rate savings by July 1, 2013. As a result of these changes, Ashland expects to incur a restructuring charge in the March quarter of approximately $11-$13 million. Management plans to share more details of the AWT redesign on Ashland's April earnings call.

Ashland Current Quarter Update

During the month of February, Ashland experienced weaker than expected results in two commercial units, Ashland Specialty Ingredients ("ASI") and Ashland Performance Materials ("APM"). As a result, Ashland expects that its second quarter profitability will be lower than previously anticipated.

Ashland Specialty Ingredients ("ASI")

ASI's sales for the month of February totaled $203 million. Weakness was concentrated in the Intermediates and Solvents, Energy, Coatings and Construction businesses. Ashland now expects that ASI's sales for the second quarter will be approximately 10% below the prior year's second quarter and EBITDA margin as a percentage of sales for the quarter will be roughly 120 basis points below its first quarter results, excluding the effects of guar.

Ashland Performance Materials ("APM")

Lower Elastomers volumes and margins have negatively affected APM's performance. As a result, Ashland expects APM's gross profit as a percentage of sales to be about 100 basis points below its first quarter result. APM's sales are expected to be roughly 10% higher than the fiscal first quarter result.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   Website data concerning Ashland Specialty Ingredients' sales

99.2   Website data concerning Ashland Specialty Ingredients' gross profit

99.3   Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4   Website data concerning Ashland Water Technologies' sales

99.5   Website data concerning Ashland Water Technologies' gross profit

99.6   Website data concerning Ashland Water Technologies' average sales per shipping day

99.7   Website data concerning Ashland Performance Materials' sales

99.8   Website data concerning Ashland Performance Materials' gross profit

99.9   Website data concerning Ashland Performance Materials' volume in metric tons

99.10   Website data concerning Ashland Consumer Markets' sales

99.11   Website data concerning Ashland Consumer Markets' gross profit

99.12   Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13   Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

March 25, 2013	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   Website data concerning Ashland Specialty Ingredients' sales

99.2   Website data concerning Ashland Specialty Ingredients' gross profit

99.3   Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4   Website data concerning Ashland Water Technologies' sales

99.5   Website data concerning Ashland Water Technologies' gross profit

99.6   Website data concerning Ashland Water Technologies' average sales per shipping day

99.7   Website data concerning Ashland Performance Materials' sales

99.8   Website data concerning Ashland Performance Materials' gross profit

99.9   Website data concerning Ashland Performance Materials' volume in metric tons

99.10   Website data concerning Ashland Consumer Markets' sales

99.11   Website data concerning Ashland Consumer Markets' gross profit

99.12   Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13   Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Exhibit 99.1

(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

	2009	**2010**	**2011**	**2012**	**2013**
January	60.1	74.9	76.3	215.8	243.2
February	72.3	67.7	81.4	236.3	203.2
March	90.5	97.5	112.2	270.9	
April	65.6	56.1	86.8	252.9	
May	74.8	78.9	100.8	280.3	
June	92.3	91.9	115.8	259.9	
July	67.2	68.6	94.0	251.3	
August	79.1	77.7	106.6	226.8	
September	90.3	92.7	109.4	255.7	
October	67.2	68.2	206.0	202.4	
November	73.2	68.4	215.0	228.7	
December	69.1	79.2	206.9	190.6	

12 Month Rolling Average ($ in millions)*

	2009	**2010**	**2011**	**2012**	**2013**
January	89.0	76.4	76.9	137.5	241.6
February	87.8	76.0	78.1	150.5	238.8
March	87.1	76.6	79.3	163.7	
April	85.2	75.8	81.9	177.5	
May	83.4	76.1	83.7	192.5	
June	81.3	76.1	85.7	204.5	
July	80.5	76.2	87.8	217.6	
August	78.8	76.1	90.2	227.6	
September	77.0	76.3	91.6	239.8	
October	76.6	76.4	103.1	239.5	
November	76.0	76.0	115.3	240.7	
December	75.1	76.8	125.9	239.3	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

<p style="text-align:center">Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients gross profit)</p>

3 Month Rolling Average (%)*

	2009	**2010**	**2011**	**2012**	**2013**
January	29.7	29.4	34.9	32.0	32.0
February	30.2	29.5	34.6	32.9	31.1
March	31.1	34.0	35.4	33.5	
April	31.9	34.6	34.0	34.1	
May	32.1	34.4	34.1	35.0	
June	28.9	34.3	33.9	34.7	
July	29.5	33.8	33.9	35.8	
August	29.5	34.2	32.8	34.3	
September	34.7	33.3	32.5	34.0	
October	34.8	32.5	35.0	31.8	
November	34.7	32.5	33.4	32.4	
December	29.5	32.8	33.4	32.5	

12 Month Rolling Average (%)*

	2009	**2010**	**2011**	**2012**	**2013**
January	30.9	31.4	33.9	33.2	33.5
February	31.0	31.5	33.9	33.2	33.3
March	30.8	31.9	34.0	33.3	
April	30.9	32.1	33.8	33.6	
May	31.2	32.1	33.9	33.8	
June	30.3	33.2	33.9	33.7	
July	30.7	33.2	33.9	34.2	
August	31.0	33.2	33.5	34.0	
September	31.2	32.9	33.7	33.9	
October	31.5	32.6	34.4	33.6	
November	31.6	32.7	33.7	33.7	
December	31.1	33.6	33.8	33.7	

*NOTE: Information from December 2012 has been adjusted to exclude a loss of $31 million related to certain commoditized guar inventories, as well as income of $22 million related to the settlement of a business interruption insurance claim. Information from September 2011 and prior includes the pre-acquisition operations of ISP, which was acquired on August 23, 2011.


Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)


Metric Tons (in thousands)*

	2009	2010	2011	2012	2013
January	11.3	13.0	12.0	31.4	35.2
February	13.7	11.4	13.1	35.9	28.9
March	21.4	17.5	17.7	37.3	
April	11.8	10.4	13.6	32.5	
May	13.4	14.6	14.8	36.9	
June	16.0	16.5	18.0	34.9	
July	12.2	12.5	14.3	34.0	
August	14.6	13.8	16.1	30.6	
September	15.2	16.5	16.5	32.0	
October	12.4	12.5	29.6	28.9	
November	12.8	11.8	30.8	33.2	
December	12.2	14.2	29.6	26.8	

12 Month Rolling Average (in thousands)*

	2009	2010	2011	2012	2013
January	16.7	14.1	13.6	20.5	33.2
February	16.4	13.9	13.8	22.4	32.6
March	16.7	13.6	13.8	24.0	
April	16.3	13.4	14.1	25.6	
May	15.9	13.5	14.1	27.4	
June	15.4	13.6	14.2	28.8	
July	15.2	13.6	14.4	30.5	
August	14.9	13.5	14.6	31.7	
September	14.5	13.6	14.6	33.0	
October	14.4	13.6	16.0	32.9	
November	14.2	13.6	17.6	33.1	
December	13.9	13.7	18.8	32.9	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Monthly Sales ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	147.3	146.4	151.9	140.4	149.1
February	144.1	142.1	148.1	138.1	133.0
March	141.3	160.2	170.8	149.0	
April	145.8	128.5	157.0	142.6	
May	141.5	142.9	163.0	145.0	
June	148.8	159.6	169.6	138.9	
July	159.7	152.6	159.6	144.0	
August	151.3	149.5	168.7	148.6	
September	153.6	160.2	162.5	138.9	
October	148.2	143.7	149.0	145.0	
November	150.3	152.7	153.7	140.7	
December	144.8	154.3	145.8	135.7	

12 Month Rolling Average ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	89.9	148.1	149.9	157.3	143.0
February	96.0	147.9	150.4	156.5	142.5
March	101.8	149.4	151.2	154.7	
April	107.0	148.0	153.6	153.5	
May	112.4	148.1	155.3	152.0	
June	117.7	149.0	156.1	149.4	
July	124.2	148.4	156.7	148.1	
August	131.1	148.2	158.3	146.5	
September	137.7	148.8	158.5	144.5	
October	144.2	148.4	159.0	144.2	
November	147.6	148.6	159.0	143.1	
December	148.1	149.4	158.3	142.2	

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)

	2009	2010	2011	2012	2013
January	30.5	36.2	31.6	30.8	33.2
February	31.6	35.9	30.5	31.3	33.2
March	32.6	34.5	31.3	32.1	
April	34.6	35.0	30.8	32.6	
May	36.3	33.5	31.2	32.5	
June	34.7	33.7	29.7	32.1	
July	35.7	32.8	30.3	32.1	
August	34.8	32.8	30.7	31.7	
September	36.7	31.7	30.5	31.8	
October	36.1	30.8	31.2	32.1	
November	36.0	31.2	30.3	32.9	
December	36.6	31.6	30.8	33.3	

12 Month Rolling Average (%)

	2009	2010	2011	2012	2013
January	34.0	35.6	32.5	30.7	32.4
February	33.1	35.8	32.0	31.0	32.6
March	33.0	35.6	32.0	30.8	
April	33.0	35.7	31.5	31.1	
May	33.2	35.1	31.4	31.2	
June	32.7	35.4	31.0	31.4	
July	33.2	35.0	30.9	31.5	
August	33.3	34.6	30.9	31.5	
September	33.9	34.1	30.8	31.7	
October	33.9	33.7	30.9	31.9	
November	34.7	33.4	30.8	32.1	
December	35.2	32.8	30.7	32.3	

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	7.014	7.320	7.599	6.687	6.778
February	7.206	7.106	7.403	6.579	6.649
March	6.422	6.967	7.425	6.772	
April	6.945	6.121	7.476	6.787	
May	7.075	7.146	7.763	6.594	
June	6.959	7.255	7.710	6.611	
July	7.260	7.266	7.983	6.860	
August	7.203	6.794	7.334	6.458	
September	7.314	7.630	7.737	7.309	
October	6.737	6.843	7.097	6.305	
November	7.911	7.633	7.683	7.033	
December	6.895	7.347	7.397	7.142	

Monthly Sales ($ in millions)*

	2009	**2010**	**2011**	**2012**	**2013**
January	92.5	98.0	104.3	129.8	126.0
February	80.8	97.1	102.2	130.7	118.9
March	85.7	109.1	118.3	147.8	
April	83.3	118.8	114.4	128.9	
May	80.5	114.4	120.4	140.3	
June	91.8	123.3	116.8	135.2	
July	89.3	113.1	106.6	119.6	
August	80.3	111.7	109.0	130.0	
September	98.1	128.5	107.6	119.3	
October	99.1	117.3	136.7	129.4	
November	93.2	121.5	128.9	117.0	
December	79.0	86.7	112.7	99.0	

12 Month Rolling Average ($ in millions)*

	2009	**2010**	**2011**	**2012**	**2013**
January	127.8	88.3	112.2	117.1	126.9
February	123.2	89.6	112.6	119.3	126.0
March	119.6	91.6	113.3	122.0	
April	114.5	94.5	113.0	123.0	
May	109.4	97.4	113.5	124.7	
June	105.5	100.0	112.9	126.2	
July	100.3	102.0	112.4	127.3	
August	96.0	104.6	112.2	129.0	
September	92.2	107.1	110.4	130.0	
October	88.8	108.6	112.0	129.4	
November	87.8	111.0	112.7	128.4	
December	87.8	111.6	114.8	127.3	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	17.1	16.5	13.0	16.5	14.5
February	17.9	16.2	10.9	14.3	14.0
March	19.5	16.5	12.0	14.6	
April	19.0	16.8	12.8	15.0	
May	18.0	16.6	13.7	16.9	
June	16.9	16.7	13.0	18.1	
July	17.4	16.9	13.0	19.2	
August	17.0	17.9	12.4	17.8	
September	16.0	12.8	12.4	14.3	
October	16.7	12.6	15.4	13.6	
November	17.8	11.5	18.5	12.9	
December	18.4	14.6	19.2	15.6	

12 Month Rolling Average (%)*

	2009	2010	2011	2012	2013
January	16.6	17.4	14.8	14.6	15.6
February	16.5	17.2	14.3	14.8	15.5
March	16.6	16.9	14.1	15.0	
April	16.5	16.9	13.9	15.1	
May	16.3	16.9	13.6	15.8	
June	16.4	16.9	13.1	16.2	
July	16.8	16.8	12.8	16.7	
August	17.1	17.1	12.2	17.0	
September	17.0	16.0	13.1	16.6	
October	17.5	15.6	13.7	16.1	
November	17.7	15.4	14.1	15.7	
December	17.7	15.1	14.4	15.6	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*

	2009	**2010**	**2011**	**2012**	**2013**
January	37.0	40.3	41.6	45.6	44.2
February	33.3	40.3	38.5	45.5	42.2
March	34.5	44.6	45.1	49.4	
April	34.4	47.9	42.2	41.1	
May	34.8	46.6	43.7	46.1	
June	39.4	49.5	43.0	46.2	
July	37.6	44.2	38.0	42.3	
August	33.5	43.5	39.0	47.1	
September	40.7	51.1	38.3	43.2	
October	40.1	44.5	47.2	46.6	
November	37.9	45.5	46.6	42.0	
December	33.4	34.4	43.6	36.0	

12 Month Rolling Average (in thousands)*

	2009	**2010**	**2011**	**2012**	**2013**
January	45.1	36.7	44.5	42.6	44.1
February	44.0	37.2	44.3	43.1	43.9
March	43.1	38.1	44.4	43.5	
April	42.1	39.2	43.9	43.4	
May	41.1	40.2	43.7	43.6	
June	40.4	41.0	43.1	43.9	
July	39.0	41.6	42.6	44.2	
August	38.0	42.4	42.2	44.9	
September	37.1	43.3	41.2	45.3	
October	36.3	43.6	41.4	45.3	
November	36.1	44.3	41.5	44.9	
December	36.4	44.4	42.2	44.3	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)

Monthly Sales ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	128.6	129.0	146.2	166.5	165.8
February	127.3	133.9	139.3	170.2	165.1
March	151.6	167.3	206.0	183.5	
April	144.4	151.3	179.2	182.5	
May	133.9	155.4	158.7	173.9	
June	162.6	156.5	184.3	160.1	
July	145.6	148.2	168.9	169.8	
August	141.8	159.2	183.7	182.1	
September	126.7	154.0	164.3	170.3	
October	144.2	151.5	159.3	178.7	
November	124.8	144.2	159.6	159.5	
December	131.2	144.8	156.2	142.6	

12 Month Rolling Average ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	138.5	138.6	151.0	168.8	169.9
February	138.5	139.1	151.5	171.4	169.5
March	139.7	140.5	154.7	169.5	
April	138.9	141.0	157.0	169.8	
May	139.2	142.8	157.3	171.1	
June	140.8	142.3	159.6	169.1	
July	140.4	142.5	161.4	169.1	
August	139.9	144.0	163.4	169.0	
September	137.5	146.3	164.3	169.5	
October	137.5	146.9	164.9	171.1	
November	138.0	148.5	166.2	171.1	
December	138.6	149.6	167.1	170.0	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)

	2009	**2010**	**2011**	**2012**	**2013**
January	23.6	33.1	29.6	25.9	30.3
February	29.1	32.4	29.0	26.0	30.7
March	32.2	33.0	29.3	26.4	
April	36.5	32.8	29.4	26.3	
May	36.2	33.8	28.1	26.8	
June	37.5	32.4	26.6	26.8	
July	37.2	31.3	25.2	27.2	
August	36.8	29.9	25.3	27.6	
September	35.5	28.9	23.0	29.7	
October	34.4	29.8	23.4	30.5	
November	33.6	30.0	23.7	31.3	
December	33.9	30.9	25.3	30.1	

12 Month Rolling Average (%)

	2009	**2010**	**2011**	**2012**	**2013**
January	22.4	35.4	30.9	26.0	28.5
February	23.4	34.9	30.7	25.8	29.0
March	24.2	35.0	30.4	25.3	
April	25.5	34.4	30.0	25.2	
May	26.4	34.2	29.2	25.5	
June	27.7	33.7	28.8	25.4	
July	29.5	32.9	28.4	25.7	
August	31.0	32.4	28.0	26.1	
September	32.0	32.0	27.3	27.1	
October	33.3	31.7	26.8	27.5	
November	34.1	31.5	26.5	27.9	
December	34.8	31.3	26.0	28.2	

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)

3 Month Rolling Average (in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	10.6	12.9	13.3	12.6	12.1
February	11.2	13.3	13.1	12.8	12.5
March	12.6	14.6	14.9	13.6	
April	13.7	15.3	15.7	14.0	
May	14.3	15.9	15.9	14.1	
June	15.2	15.4	14.8	13.6	
July	15.4	15.2	14.3	13.3	
August	15.7	15.2	14.7	13.4	
September	14.1	14.7	13.8	13.5	
October	14.0	14.6	13.3	13.6	
November	13.2	13.8	12.6	13.0	
December	13.4	13.5	12.2	12.4	

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2009	**2010**	**2011**	**2012**	**2013**
January	27.6	31.1	31.1	28.7	34.2
February	27.6	28.8	31.9	30.8	34.9
March	31.3	29.2	33.8	31.8	
April	27.7	30.7	33.7	31.8	
May	28.4	28.1	30.9	30.7	
June	30.4	31.5	32.0	29.8	
July	27.2	32.1	31.0	30.2	
August	27.4	30.5	29.5	31.1	
September	26.7	28.8	29.9	30.0	
October	28.1	29.5	29.8	32.9	
November	26.4	31.1	29.2	32.8	
December	30.0	30.0	29.0	32.0	

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

	2009	**2010**	**2011**	**2012**	**2013**
January	13.2	13.9	15.1	15.6	16.4
February	13.3	13.9	15.2	15.7	16.3
March	13.4	14.0	15.2	15.8	
April	13.4	14.1	15.2	15.8	
May	13.5	14.2	15.2	15.9	
June	13.5	14.3	15.3	16.0	
July	13.6	14.5	15.3	16.0	
August	13.6	14.6	15.3	16.0	
September	13.7	14.7	15.4	16.0	
October	13.9	14.9	15.5	16.2	
November	13.9	15.0	15.5	16.3	
December	13.9	15.1	15.5	16.3	